Exhibit (a)(5)(G)

Forward Looking Statements:

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi-Aventis’ beliefs and expectations and statements about Sanofi-Aventis’ proposed acquisition of Genzyme, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi-Aventis’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Sanofi-Aventis’ ability to successfully complete the tender offer for Genzyme’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Sanofi-Aventis’ tender offer to be satisfied. Any information regarding Genzyme contained herein has been taken from, or is based upon, publicly available information. Although Sanofi-Aventis does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Sanofi-Aventis has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information. Sanofi-Aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Important Additional Information:

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, Sanofi-Aventis and GC Merger Corp. have filed tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”). These documents have been mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

On October 28, 2010, Sanofi-Aventis held a public teleconference to review its fiscal 2010 third quarter financial results. Below is a transcript of the portions of the teleconference related to Sanofi-Aventis’ tender offer for all of the outstanding shares of common stock of Genzyme Corporation. The teleconference was posted for replay on October 28, 2010.

PRESENTATION

Chris Viehbacher - sanofi-aventis - CEO

Now, when it comes to external growth strategies, and I’m moving to slide 11 here, as you all know, we commenced a tender offer to acquire all of the outstanding shares of Genzyme’s common stock for $69 a share on October 4. We believe, as we believed at the time we launched this, that this is a compelling offer for all parties. And let’s look again at what this means for both companies.

So on the left side here, if you are a Genzyme shareholder, this provides immediate and certain value and represents a substantial premium. It captures not only business today, but the potential Genzyme’s business and pipeline. And quite honestly, it’s going to shift the execution risk to us. We believe we can enhance Genzyme’s businesses, rare disease businesses, as a center of excellence and create value for Genzyme’s other product lines, because we are a bigger company with global reach and resources.

Now, for our shareholders, this creates a new platform for sustainable growth. It increases our biotech exposure; expands the footprint in attractive and growing rare disease market; it allows us to increase our presence in the US, where we’re really going to see the impact of patent expiries, both commercially and from an R&D point of view; but also while expanding our R&D pipeline of Phase II and Phase III products.

The transaction meets sanofi-aventis value creation criteria. And here, we just don’t mean accretion. We are also looking at creating value through such things as return on invested capital, IRR, cash payback. And of course, our strong balance sheet will preserve our strong capital structure even after the transaction closes.

Now before I move on, let me just take a moment to address some of the information communicated by Genzyme last week.

There was obviously a great deal of data presented on the earnings call and at the meeting in New York. And really, I think the voice of the market is probably most relevant here. Like investors and analysts, we think some of the information presented by Genzyme ignores the realities of the market and the Company’s current situation. It also demonstrates the lack of realism in management forecasts.

I think that’s particularly true when it came to two specific issues, the Company’s aggressive financial forecasts, including those for Campath and its disregard really for the issues still inherent in its manufacturing.

On the financial outlook, keep in mind that Genzyme has lowered its EPS guidance numerous times over the course of the last two years. And on the heels of missing Q3 2010 consensus estimates and fine-tuning its 2010 EPS guidance to the lower end of its previous range, you know the company is projecting results for 2011 and beyond that are dramatically higher than most expect.

In addition, the forecast for Campath is extremely high. In the first year, this is expected to sell more than twice the sales of Gilenya and even Avastin didn’t achieve the first-year sales that were projected.

So, you can pretty much take whatever pharmaceutical ever has been launched, and I think it — the sales forecast for Campath I think stretches the bounds of reality in anybody’s mind.

Our manufacturing, I think it was fair to say we were surprised at the company’s statement that its manufacturing issues are largely resolved. Keep in mind that six out of the 12 key upcoming milestones listed by the company directly depend on its manufacturing issues being fully resolved.

As you remember from our recent presentation, companies under consent decrees have often taken longer than expected to resolve the issues, so we think a bit more caution is warranted here.

And as you know, until the new Framingham manufacturing facility is actually approved, Genzyme will continue to work with minimal levels of inventory for Cerezyme and Fabrazyme, and any additional manufacturing delays will likely impact supply of these products, and, therefore, potentially create further opportunities for competitors like Shire and Protalix.

So I think the bottom line is we didn’t hear anything of substance that would cause us to change our offer. As we’ve said all along, we intend to continue to be disciplined and patient as we proceed with our offer directly to Genzyme’s shareholders. Our preference remains to sit down and hold constructive discussions and negotiations with Genzyme’s board and management.

We have listened with great interest to the process Genzyme has undertaken to understand its value. But clearly, any process that does not involve sanofi-aventis, the one company that has put a fully financed $18.5 billion all-cash offer on the table, is not one that stands to benefit the Company’s shareholders. We have reached out to the company through its advisors as to when and how we can fully participate in this process.

So, I think that’s all I really want to say on Genzyme at the moment. Let’s move on to slide 12.

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Moving to slide 13, let me just bring this to a close slowly here. We have a number of targeted milestones for the coming year. Obviously, as far as Genzyme is concerned, we have a tender offer that’s set to expire on 10 December. We have the launch of Multaq in France, and next year, we have the first US filing of iniparib in Q1. We have the expected closing of the Merial/Intervet J.V. towards the end of March.

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QUESTION AND ANSWER

Operator

(Operator Instructions). Graham Parry, Merrill Lynch.

Graham Parry - BofA Merrill Lynch - Analyst

Thanks for taking my questions. Just first question with regards to the strategy seminar you are planning for second quarter next year, is the timing of that because you are expecting to have Genzyme wrapped up by then? And should we think of this as a forum for a new mid- to long-term guidance for the group?

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Chris Viehbacher - sanofi-aventis - CEO

Well, Graham, I hate to disappoint, but on the strategy session, we actually announced at the end of the second quarter already before we were very far down the path that we were going to do this in mid-2011.

Largely, it’s around my view of when investors might be willing to listen to such a message. I mean, I think, again, I won’t harp on P/E ratios based on 2013 earnings, but I think it’s fairly clear that at this stage today, investors aren’t really, really looking beyond the patent cliff and are more preoccupied by short-term issues and short-term patent issues then who’s actually going to make it coming through the patent cliff.

I actually think sanofi is extremely well-placed to come out as one of the stronger companies post patent cliff, but I think we have to get a lot closer to the patent cliff before people are really willing to think seriously about that period.

And my judgment is by mid-2011, you are kind of 12 to 18 months away from it, and I think that’s more in the investor horizon, and that’s why I chose it.

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Operator

Vincent Meunier, Exane BNP.

Vincent Meunier - Exane BNP Paribas - Analyst

Thank you for taking my questions. The first one is on Genzyme. Can you please tell us what will be — what will make you decide to give up the process after December 10?

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Chris Viehbacher - sanofi-aventis - CEO

All right then. On Genzyme, we’ve got a long way to go to 2010, so I would propose we deal with that when we get there. We’ve — I think we have an extremely compelling offer out there. And, at some point, shareholders will have a choice of going with some of the forecasts and hanging in with management or taking a cash offer. And I think it’s premature at this stage to really judge how they’re going to choose. And, obviously, we will spend most of November ensuring we’re listening to shareholders.

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Operator

Justin Smith, MF Global.

Justin Smith - MF Global Securities Limited - Analyst

Thanks for taking my question. It’s just one on Genzyme for you, Chris. I understand why you disagree with a lot of the assumptions that Genzyme put out last Friday, but nonetheless your offer still implies a lot of long-term value creation at the company. I just wondered if you could kind of help me understand where that long-term value comes from or if — I understand if that’s too premature to answer that question.

Chris Viehbacher - sanofi-aventis - CEO

I’m not sure I understand the question.

Justin Smith - MF Global Securities Limited - Analyst

Well, when we look — you look at where Genzyme is trailing, and we’ve all run our DCFs and certainly your offer implies a lot of value creation beyond the end of the decade. I’m just trying to understand where you see that coming from.

Chris Viehbacher - sanofi-aventis - CEO

Yes, I think you’re right that it probably is premature. It’s probably a question I would love to go into some excruciating detail on, once we own the company.

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